Scott Galer
Partner
Direct Voice	818.444.4513
Direct Fax	818.444.6313
E-Mail	sgaler@biztechlaw.com

January 21, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	New Motion, Inc. (dba Atrinsic)
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Amendment No. 1 to Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 29, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed November 14, 2008
Form 8-K filed July 7, 2008
File No. 001-12555

Dear Mr. Owings:

On behalf of New Motion, Inc. (dba Atrinsic) (the “Company”), we hereby provide the following responses in reply to the Staff’s comment letter, dated December 16, 2008 (the “Comment Letter”).  The factual information provided herein relating to the Company has been provided to us by the Company.  Paragraph numbering used for each supplemental response set forth below corresponds to the numbering used in the Comment Letter.

Annual Report on Form 10-KSB for Fiscal Year Ended December 31, 2007 Item 7. Management's Discussion and Analysis, page 17

Pro Forma Financial Data, page 30

1.
We note from prior filings that Traffix's fiscal year ended is November 30. Please clarify in your disclosures how the unaudited results of Traffix at December 31, 2007 are prepared given its November 30, 2007 year end and advise us.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500  fax > 818.444.4520  www.biztechlaw.com

Securities and Exchange Commission
January 21, 2009

We confirm that the unaudited proforma financial information included in the filing as referenced by the Staff includes the Balance Sheets for New Motion and Traffix as of December 31, 2007, and the Statements of Operations for the twelve month period ended December 31, 2007 for both New Motion and Traffix.  The Company will endeavor in all prospective filings, including in its Annual Report on Form 10-K for its fiscal year ending December 31, 2008, to eliminate the terminology of a “year” and use in its place terminology referencing a “twelve month” period of time.

The Company does acknowledge that the fiscal year end of Traffix, as previously reported, was November 30.  The Company also notes that based on the timing of the business combination between New Motion and Traffix, which closed on February 4, 2008, the Company was not required to file an Annual Report for Traffix on Form 10-K for its fiscal year ending November 30, 2007.  As a result, the balance sheet of Traffix as of November 30, 2007, and the statements of operations and cash flows for the fiscal year then ended were not finalized and do not appear in the public domain.  The unaudited proforma financial information includes all adjustments necessary for the fair presentation of the financial position, the results of operations and cash flows for the periods presented and have been prepared in a manner consistent with the previously filed audited financial statements.

2.	Please tell us and disclose how you fair value the intangible assets with the assumptions and the valuation methodologies used.

In determining the value of the Company’s intangible assets, the Company used the following valuation methodologies:

Software

The major benefit of the acquired proprietary software is that it facilitates transactional data aggregation, recordkeeping and facilitates billing tasks.  As a result of these applications, the Company is able to operate with fewer employees.  The Company’s analysis of the value of the software utilized an average of the cost approach, savings approach and market approach.

Cost Approach

The Company began developing its software five years ago (fiscal year 2003) utilizing approximately fourteen programmers.  During the last five years, the number of programmers has been relatively stable.  However, during the first year 80% of the programmers’ time was attributable to software development.  As the application developed, an increasing amount of the programmers’ time turned to ongoing servicing of customer accounts and it is now estimated that only 20% of their time is spent on product development.  Utilizing labor cost estimates, management was able to estimate the cost of creating the applications over the last five years.

Securities and Exchange Commission
January 21, 2009

Savings Approach

In addition, the Company also addressed the benefits of the software to the Company.  Based on management’s estimates, the Company determined the software was able to save the Company twenty full time employees (FTEs).

Therefore, the Company calculated the cost savings attributable to the software as the annual salary expense of twenty FTEs based on salary estimates plus an estimate of 20% for benefits.  The Company then applied a decay curve based on a Weibull distribution to estimate the survival rate of the software and estimated the remaining life of the software to be ten years.  The cost savings per year is applied to the survival estimate over time and discounted at the intangible rate of 16.3%.   The Company applied a 40% discount due to savings inefficiencies.

Market Approach

The market approach makes assumptions about the cost to purchase the software from an independent vendor.  By utilizing an estimated number of lines of code (2 million) and applying a rate of $2.00 per line we were able to estimate the cost to purchase the software in the open market.

Trade Names and Trademarks

The Company utilized the relief from royalty method to value the Company’s trade names and trademarks.  The Company’s analysis included a search of the RoyaltySource database for licensing transactions involving trade names or trademarks of a similar nature.  The Company selected a relative royalty rate of 4% to apply to its net revenue.

The resulting net cash flow was projected as the avoided royalty expense into perpetuity.  Since the Company believes that its trade name and trademarks meet the criteria for a long-lived intangible asset with an indefinite economic life, the Company discounted the cash flows at the intangible rate of 16.3%.

Customer List

The Company’s customer list can be valued by projecting the cash flow to be derived from its existing relationships and subtracting the portion of the cash flow that is derived by the utilization of the Company’s other assets. Therefore, the Company employed the excess earnings method to value the Company’s customer list and relationships.

Securities and Exchange Commission
January 21, 2009

The Company experiences a high turnover rate within its customer base; as a result, it forecasted a customer attrition rate of 18 months, or an annual attrition rate of 66.7%, as part of its analysis.  Thus, the Company is expected to lose 66.7% of its customer base that existed on the Valuation Date after one year.

By employing the EBITDA (earnings before interest, taxes, depreciation and amortization) margin provided in the projected income statements, the Company was able to calculate the EBITDA margin derived from existing customers.

Licenses

The Company’s vast digital music library consists of songs in mp3 format.  The music is provided to the consumer through licensing arrangements with the record labels that own the rights to the tracks.  The artists are paid royalties by the record labels when their songs are downloaded.  The site also offers music lyrics, music videos, ring tones, music news headlines and photos.  As of the Valuation Date, approximately six percent of Traffix’s revenues were derived from its licensing agreements.

The Company’s license agreements can be valued by projecting the cash flow to be derived from the licensed assets and subtracting the portion of the cash flow that is derived by the utilization of contributory assets.  Therefore, the Company employed the excess earnings method to value its license agreements.

Non-Compete Agreements

In connection with the New Motion and Traffix merger agreement, certain persons were required to sign non-compete agreements.

The Company utilized the discounted cash flow and scenario analysis to determine the value of the non-compete agreements.  The value of the non-compete agreements can be derived from the difference between the net cash flows from a non-compete scenario and a competition scenario.  The competition scenario is adjusted by the willingness to compete and the potential lost profits from competition.

The discounted cash flow model under the no competition scenario utilizes the intangible discount rate of 16.3% to make a relative comparison to the discounted cash flow under the competition scenario.  All other assumptions were held constant.

Securities and Exchange Commission
January 21, 2009

Goodwill

After determining the purchase price, the Company subtracted the estimated value of the aforementioned intangible assets, and the estimated fair value of the tangible assets and liabilities assumed to derive the estimated Goodwill amount.

Note 2 — Summary of Significant Accounting Policies, page F-9

Accounts Receivable, page F-11

3.
We note your disclosure that a portion of accounts receivable are assigned under a factoring agreement. Please advise us how you account for the factoring of the receivables in the financial statements. Specifically, tell us and disclose whether you accounted for the factoring as a sale or a financing transaction. Also tell us and disclose the terms of the agreement including any advances made out to you, and how you reported the transaction in the balance sheets and the cash flow statements. Reference is made to paragraphs 9-12 and 15 of SFAS 140.

The Company’s accounts receivable are on a recourse basis and this will not change.   The Company notes that it has not transferred ownership to its aggregators of any accounts receivable or financial asset, and accordingly the Company has not engaged in a financing transaction.  The Company’s subscription based revenues are derived in the following manner:  Assume an end user is billed $10 when he or she purchases and receives a product or service from the Company.  Further assume that the carrier generally retains $3.50 of the $10 as its fee, and that the aggregator generally receives $.75 as its fee.  The resulting $5.75 is remitted to the Company and is considered its revenues.  At the election of the Company, however, the Company can pay a fee to advance the timing of the receipt of cash flows collected by the aggregator.  The fee amounts paid are considered in the ordinary and normal course of a trade relationship and the associated fees, should there be any, are presented net against the associated revenues.  Accordingly, the provisions of paragraphs 9-12 and 15 of SFAS 140 do not apply.  The Company will clarify the terms and availability of such arrangements, and its decisions as to participation in such arrangements on a prospective basis.

Note 8 — Stockholders' Equity, page F-18

4.
We note you entered into a registration rights agreement for which you subsequently withdrew your registration on October 16, 2008. Please explain whether you are liable under a liquidated damages clause. Reference is made to FSP EITF 00-19-2.

Securities and Exchange Commission
January 21, 2009

The Company acknowledges that the Series D registration rights agreement contains a liquidated damage provision that would have provided for the payment of interest under certain circumstances.  The Company believes that it does not have any liability under the agreement and that it was never probable that it had any liability pursuant to the liquidated damages clause contained in the agreement.  Consistent with such view, to date no such interest has been paid and no shareholder has asserted any claims pursuant to such clause.

Form 10-Q For the Quarterly Period Ended September 30, 2008 Financial Statements and Notes

5.
In light of the significant amount of goodwill as of September 30, 2008 and its significant increase from December 30, 2007, please provide disclosure of the significant additions and deletions in a footnote to the financial statements and advise us. Reference is made to paragraph 45c of SFAS 142.

During 2008, the Company consummated two significant business combinations.  On February 4, 2008, the Company acquired Traffix, Inc., and on June 30, 2008 the Company acquired Ringtone.com.  In its Quarterly Report on Form 10-Q for the period ended March 31, 2008 (as filed with the commission on May 14, 2008), at Footnote 3 (page 19), the Company presented its initial estimate of the identified intangible assets and tangible assets and liabilities acquired in connection with the Traffix acquisition.  In its Quarterly Report on Form 10-Q for the period ended June 30, 2008 (as filed with the Commission on August 14, 2008), at Footnote 3 (page 7), the Company presented its initial estimate of the identified intangible and tangible assets and liabilities assumed in connection with the Ringtone.com acquisition, and also repeated information with regard to the Traffix transaction.

To date, there have not been any material modifications to the initial estimates presented.  The Company did not consummate any business combination during the quarter ended September 30, 2008, and there were no interim impairment charges or significant additions or deletions to the amounts previously disclosed reflected within the periods reported.

Securities and Exchange Commission
January 21, 2009

Within the Company’s Annual Report on Form 10-K for the year ending December 31, 2008, the Company will provide a complete rollforward, inclusive of any impairment charge, should there be any as a result of the Company’s annual impairment test.  The footnotes will include all of the required disclosures as outlined in SFAS No 142 and SFAS No 144.

6.
With a view towards disclosure, please provide a footnote to the financial statements with respect to the significant increase in intangible assets, their corresponding useful lives and amortization methods and advise us.

Reference is made to the Company’s response to inquiry 5 above.  The Company further notes that the associated estimated useful lives methods, if applicable, are also included within the referenced disclosure.

7.
Please provide a comprehensive revenue recognition policy in a footnote to the financial statements. Your policy should describe all of the revenue streams and their earning processes within the Network and Entertainment divisions including those derived from the recent Traffix and Ringtone.com acquisitions. In addition, advise us and disclose how you recognize these revenues in the financial statements. Show us in your response what your proposed disclosures will look like.

The following represents a “draft” Revenue Recognition policy that the Company intends to include within its Annual Report on Form 10-K for the year ended December 31, 2008:

The Company monetizes a portion of its consumer user activities through subscription based sources by providing on-going monthly access to and usage of premium products and services.  In general, customers are billed at standard rates, at the beginning of the month of service, and revenues are recognized upon receipt of information confirming an arrangement.  The Company estimates a provision for refunds and credits which is recorded as a reduction to revenues. In determining the estimate for refunds and credits, the Company relies upon historical data, contract information and other factors. The estimated provision for refunds can vary from actual results.

The Company effectuates this revenue through a carrier (telecommunications services provider) or distributors who are paid a transaction fee for their services.  In accordance with Emerging Issues Task Force (“EITF” No 99-19 “Reporting Revenues Gross as Principal Versus Net as an Agent”), the Company recognizes as revenues the net amount received from the carrier or distributor, net of their fee.  Revenue recognition is deferred if the probability of collection is not reasonably assured.

Securities and Exchange Commission
January 21, 2009

The Company monetizes a portion of its user activities through transactional based services generated from (a) fees earned, primarily on a CPC (“Cost per Click) basis, from search syndication services; (b) commission fees earned for the Company's search engine marketing ("SEM") services; (c) commission fees earned from marketing service arrangements associated with the Company’s affiliate marketing partners; and (d) other fees for marketing services including data and list management services, which can be either periodic or transactional. Commission fee revenue is recognized in the period that the Company's advertiser customer generates a sale or other agreed-upon action on the Company's affiliate marketing networks or as a result of the Company's SEM services, provided that no significant Company obligations remain, collection of the resulting receivable is reasonably assured, and the fees are fixed or determinable. All transaction services revenues are recognized on a gross basis in accordance with the provisions of EITF 99-19, due to the fact that the Company is the primary obligor to its customer, and publisher expenses that are directly related to a revenue-generating event are recorded as a component of third party media costs.

The Company notes, and as previously disclosed, New Motion’s acquisition of Traffix was primarily the result of the Company’s desire to achieve vertical integration.  New Motion historically had been one of the largest customers of Traffix.  New Motion purchased on line user activities and monetized them primarily via the subscription based revenue stream described above.

The Ringtone.com acquisition was consummated to add additional product opportunity and subscribers.  The revenues derived from the Ringtone.com business are included within the subscription based revenue stream described above.

Note 2 — Marketable Securities, page 6

8.
We note your investments in certain auction rate securities. As such, in MD&A, please explain to readers how the lack of liquidity impacted the valuation technique you used including the discussion of topics such as how you factored the illiquidity into your fair value determination, and how the assumptions will vary from prior periods. Refer to paragraph 10 of FSP FAS 157-3 and Commission's Sample Letter Sent to Public Companies on MD&A Disclosure Regarding the Application of SFAS 157. The letter can be located using the link http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm.

Included in marketable securities at September 30, 2008 are auction-rate security instruments (ARS) with a par value of $7.95 million. Subsequent to September 30, 2008, but prior to the issuance of the condensed consolidated financial statements for the quarter then ended, approximately $3.95 million of the ARS were redeemed and converted to cash. The Company presented the remaining portion of the ARS, which have not been redeemed, as non-current based on current market conditions and liquidity concerns.  The ARS held by the Company at September 30, 2008 were collateralized by preferred securities in closed-ended tax-exempt mutual funds ($4.6 million), federally-guaranteed student loans ($1.35 million), and private student loans ($2.0 million). As of September 30, 2008, the Company continued to earn interest on its entire ARS portfolio based on contractually required “auction failure” rates, which are either variable based on short-term municipal bond or other market indices, or fixed based on issuer contract penalty rates and result in the Company earning a higher interest as a form of compensation for the lack of liquidity. The Company estimated fair value for its ARS portfolio by considering the collateralization of the underlying security investments, the creditworthiness of the issuer, the interest rates on the investments, any guarantee or insurance underlying the issuance, and any liquidity expectation or experience through redemption or successful auctions.

Securities and Exchange Commission
January 21, 2009

The Company has considered the relative value of the collateral and the lack of liquidity in the marketplace in determining fair value.  Subsequent to September 30, 2008, but prior to the issuance of the condensed consolidated financials statements for the quarter then ended, approximately $3.95 million of the ARS were redeemed and converted to cash demonstrating increased liquidity in the underlying markets.  Upon liquidation the Company received its full par value plus any and all accrued interest earned to date.

During the period from January 6 through January 8, 2009 the Company redeemed the remaining portion of the ARS and received cash plus any and all accrued interest.  Accordingly, the $4.0 million of ARS at December 31, 2008 will be classified as current and reflected at cost, with appropriate disclosure explaining the final redemption at par, plus any and all accrued interest.

9.
Tell us and disclose if you plan to hold these illiquid assets in the long term in MD&A. Also disclose any settlement arrangements discussed or reached with your broker-dealer and disclose the impact of the settlements on the financial statements in MD&A.

As of September 30, 2008, and during the period subsequent to September 30, 2008, but prior to the issuance of the condensed consolidated financial statements for the quarter then ended, the Company continued to discuss the complete liquidation of its ARS portfolio with its financial broker.  As of that date uncertainty remained regarding the Company’s ability to convert its remaining ARS to cash.  The Company notes as of the date of this response all remaining ARS have been converted to cash at par value plus any and all accrued interest earned to the date of redemption.

Securities and Exchange Commission
January 21, 2009

Note 3 — Business Combinations, page 7

10.
In light of your disclosure of possible goodwill and intangible assets' impairment in the future, please provide a discussion in MD&A of the current factors behind the basis of your conclusion that the impairment of those assets is possible in the future. Your discussion should provide insights into how those factors will trigger interim impairment tests and how they will affect the significant assumptions behind your impairment evaluation of those assets. Refer to Item 303 of Regulation S-K.

The Company considers itself as a single reporting unit and further notes that the required annual impairment test will be prepared as of December 31, 2008, the annual impairment measurement date.

With regard to Goodwill and references to SFAS No 142 and SFAS No 144, as the carrying amount of goodwill and the Company’s long lived intangibles assets were in excess of the fair value (market capitalization) of the enterprise as of September 30, 2008, the Company considered the need for an interim impairment charge at September 30, 2008.  The Company concluded that no interim impairment was necessary at that time as a result of the following:

-
The Company had no significant permanent changes in management, key personnel, strategic plan, its market place, contractual relationships, significant customers, vendors or procurement practices, technology, legal factors, business climate or competition.  In fact, the Company’s operating activities at that time were focused on completing its significant post merger integration activities and finalizing its 2009 strategic plan.

-	The Company is still profitable and operating deficiencies in the third quarter of 2008 were executional, rather than market driven and are considered “not permanent”.

-
The Company has been generating significant cash flow.  Cash Flows from Operating Activities increased in the nine months ended September 30, 2008 as compared to the nine months ended September 30, 2007, on a proforma basis.

-
The Company is experiencing very light trading volume with little or no investor relations activities.  As of September 30, 2008, the Company was undertaking significant post-merger integration activities.  At the same time, primarily as a result of market conditions, the Company was unable to garner interest in its common stock from institutional investors.  The Company believes that its current trading price is not indicative of long term value.  The Company’s current stock price effectively represents the cash amount per outstanding share and little or no value is being ascribed to the Company’s ongoing cash flows and business activities.  In addition, the Company notes that there is significant shareholder turnover, primarily as a result of the Traffix acquisition, which is resulting in greater supply than demand for the Company’s common stock on a temporary in the market place.

Securities and Exchange Commission
January 21, 2009

With regard to the disclosure about a possible prospective impairment, the Company considered the need to perform a required annual impairment test in connection with the Company’s preparation of its December 31, 2008 financial statements.  The Company considered the following:

-
Tradenames such as “Traffix”, “Send Traffic” and “Hot Rocket” are still in use, generating significant cash flows but might be considered impaired when the Company implements its planned name change to “Atrinsic” and initiates its associated rebranding effort.  The Company makes reference to its planned name change in its Preliminary Proxy Statement on Form 14A filed with the Securities and Exchange Commission on November 26, 2008.

-	Limited activity in the marketplace concerning comparable transactions.

-
Degradation in the ongoing activities of the Company.  Although maintaining cash flow positive operations, the Company’s overall growth rates are lower than originally anticipated.  The Company considered that these trends will impact the Discounted Cash Flow analysis that will be formalized in connection with the annual impairment test.

Further, at February 4, 2008 the stock price was the primary driver in determining the enterprise value which resulted in the recording of the residual value/premium denoted as Goodwill.  During 2008, the performance of the Company was below expectations, but the Company continued to grow, generate positive cash flows, make strategic investments, operate its business, and cut costs.  Also during 2008, the market capitalization of the Company fell to the Company’s cash value, with the market giving no credit to the Company’s underlying business and operating activities.  Consequently, primarily driven by the different methodologies deployed to determine and ascribe fair value at consummation, as compared to the methodology required in performing an annual impairment test, it was deemed reasonable to expect that an impairment, which could be material, will result from the required annual impairment test.  During the fourth quarter of 2008, the Company realigned its Board of Directors, reevaluated its strategic plan for 2009 and beyond, and launched several new products.  Information about these initiatives was not available at the time the Company filed its Quarterly Report on Form 10-Q for the period ended September 30, 2008, and therefore the Company was unable to prepare any reasonable estimate of the possible impairment.

Securities and Exchange Commission
January 21, 2009

This information is available and will serve as the primary source of data enabling the Company to perform its annual impairment test.

In its Annual Report on Form 10-K, the Company expects to disclose all required information including:

1.	A description of any impaired intangible assets, including Goodwill, and any related facts and circumstances.

2.	The amount of any impairment, and the methods of determining the associated fair value and the related computation of the impairment.

11.
In light of the Traffix and Ringtone.com acquisitions in 2008 and your disclosure of two divisions, "Network" and "Entertainment Services" on page 12, it appears that you have more than one reportable segment. Please identify for us your current operating and reportable segments. If you relied on the aggregation guidance within paragraph 17 of SFAS 131 in aggregating your operating segments, explain to us in detail how you applied the standard in your aggregation. We may have further comments.

The Company has one operating segment.  With reference to SFAS No 131 paragraph 10:

1.
The Company does engage in business activities (subscription based and transactional) from which it earns revenues and measures income related performance.  However, all operating expenses are incurred in the aggregate and are not allocable to the differing revenue streams.  Accordingly, discrete financial information, other than revenues by source of monetization are not available.

2.
Although the Chief Operating Decision Maker (“CODM”) reviews revenue by source/product offering, the operating expenses incurred to generate user activity, perform services, and other functions necessary to maintain the organization are measured in the aggregate.  Resources are typically allocated primarily based on customer or user demands, external market trends, and the CODM’s assessment of risk and desire to incur fixed or variable expenses.

Securities and Exchange Commission
January 21, 2009

12.
If you determine that you have more than one reportable segment, please provide all of the disclosures in a footnote to the financial statements with respect to segment financial information as required by SFAS 131.

Reference is made to the Company’s response to inquiry 11 above.

Note 5 — Significant Economic Dependence, page 8

13.
We note your significant economic dependence on a relatively limited number of customers. Please explain and to the extent material revise your Management's Discussion and Analysis to include a discussion as to whether a significant portion of your accounts receivable balance is attributable to as limited number of customers and if so the average days sales outstanding. Additionally, in light of the recent market conditions, please disclose whether the increase in the allowance for doubtful accounts is attributable to the creditworthiness of these customers.

As of September 30, 2008, 10 customers represented 75% of the Company’s accounts receivable balance. The Company’s average days sales outstanding was 64 days and 67 days for the 3 and 9 months ending September 30, 2008.

Over the previous two to three years, the Company’s large customers have not presented themselves as significant credit risks.  The Company primarily utilizes a specific identification methodology in determining its Allowance for Doubtful Accounts.

Rather, the significant credit risk of the Company is limited to a relatively large number of non public, less capitalized, internet advertising networks, ecommerce related web properties, and other small customers with limited operating history, limited public information, limited high quality credit references and inconsistent cash flows.

We note that the Company has previously disclosed risks associated with its customer base in the Risk Factors section in Part II Item 1A of its Quarterly Report on Form 10-Q.  In its Annual Report on Form 10-K for the year ended December 31, 2008, the Company plans to include such discussion in its MD&A.

Item 4. Disclosure Controls and Procedures, page 19

14.
We note you state that your disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified. Your disclosure includes a partial definition of disclosure controls and procedures. Please note that you are not required to include any of the definition of disclosure controls and procedures, but if you choose to include the definition, you must include the entire definition which can be found in Exchange Act Rule 13a-15(e). In future filings, please revise your disclosure to either exclude all of the definition of disclosure controls and procedures, or include all of the definition. In this regard, with respect to your current disclosure, please clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Securities and Exchange Commission
January 21, 2009

In future filings, the Company will revise its disclosure to either exclude all of the definition of disclosure controls and procedures, or include all of the definition.  In addition, the Company confirms that with respect to its current disclosure, its officers concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to Company’s management, including its principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

Form 8-K filed July 7, 2008

15.
We note your recent acquisition of Ringtone.com on June 30, 2008. Please file the related pro forma financial information in a Form 8-K/A reflecting the effects of the transaction as soon as possible or explain to us why you are not required to do so. The pro forma income statement should cover the most recent fiscal year and any subsequent interim periods while the pro forma balance sheet should cover the most recent balance sheet date. Reference is made to Rule 8-05 Regulation S-X.

The Company agrees that Rule 8-05 Regulation S-X requires pro forma in condensed columnar format showing pro forma adjustments and results. It specifically requires pro forma statements of income for the latest fiscal year end and interim periods. A pro forma balance sheet giving effect of the combination as of the date of the most recent transaction is required if consummation of the transaction has occurred or is probable after the date of the most recent balance sheet required by Rule 8-2 or Rule 8-3.

The Ringtone acquisition was consummated on June 30, 2008 which coincided with the last day of the interim period of the Company.  The condensed consolidated balance sheet of the Company disclosed in the Quarterly Report on Form 10-Q for the period ended June 30, 2008 (as filed with the commission on August 14, 2008), as required by Rule 8-2, included an estimate of the intangible and tangible assets acquired and liabilities assumed in the transaction.  Footnote 3 contained therein specifically disclosed those details.  Also included therein were summary pro forma income statements for the three and six months ending June 30, 2008 and 2007.

Securities and Exchange Commission
January 21, 2009

In its Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008, the Company will provide the pro forma income statement in columnar form for the latest fiscal year as well as the interim periods.

Amendment No. 1 to Annual Report on Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 10. Executive Compensation, page 5

Narrative Disclosure to Summary Compensation Table, page 7

16.
Please include in your narrative disclosure to the summary compensation table and grant of plan-based awards table, an explanation of the amount of salary and bonus in proportion to total compensation and explain the differences in compensation structure. See Item 402(e) of Regulation S-K.

The Company respectfully notes that the requested disclosure is not required pursuant to Item 402 of Regulation S-B.  The requested disclosure will be included in the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008.

Annual Base Salary, page 8

17.
You indicate that you "strive to provide [your] senior executives with a level of assured cash compensation in the form of annual base salary that is competitive with companies in the digital entertainment and entertainment content business and similar enterprises and companies that are comparable in size and performance." Clarify the external competitive data used in making your compensation decisions. Indicate whether you benchmark compensation. If you benchmark compensation, you are required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters.

The Company respectfully notes that the requested disclosure is not required pursuant to Item 402 of Regulation S-B.  The requested disclosure will be included in the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008.

Securities and Exchange Commission
January 21, 2009

Annual Cash Bonuses, page 9

18.
 You have not provided a qualitative or quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual cash bonuses and long-term equity incentive awards. Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either at the corporate or individual level are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

The Company respectfully notes that the requested disclosure is not required pursuant to Item 402 of Regulation S-B.  The requested disclosure will be included in the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008.

We hope the above has been responsive to the Staff’s comments.  If you have any questions or require any additional information or documents, please telephone me at (818) 444-4513.

Sincerely,

/s/ Scott Galer

Scott Galer

cc:	Burton Katz
Andrew Zaref